Exhibit 99.1

ZK International Enters into Budgeted $49.7 Million Expansion, Supplying and Distribution Framework Arrangement with Shandong Huaye Group

June 12, 2020

WENZHOU, China, June 12, 2020 /PRNewswire/ -- ZK International Group Co., Ltd. (ZKIN) ("ZK International" or the "Company"), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products primarily used for water and gas supplies, today announced that it entered into an Exclusive Supplying and Distribution Framework Agreement with Shandong Huaye Group ("Huaye"), a leading structural and fencing piping products manufacturer and suppliers in China, for Huaye's ongoing production line and machine upgrades (the "Upgrades') and act as the Company's strategic supplier and distributor.

The Upgrades, with Huaye's plan to allocate a total budget of RMB 350 million (approximately $49.7 million), is now underway at Huaye's existing 120,000 square meters facility in Mengyin County, Shandong Province. The Company licensed its patented technologies and assigned experienced engineers to support the Upgrades. Phase I of the Upgrades is expected to be completed by September, 2020 and will enable Huaye to manufacture premium gas and water pipe products that the Company specializes in.

The major purpose for the partnership is to exchange resources and create synergies between Huaye and the Company. Upon completion of the Upgrades, Huaye will exclusively manufacture water and gas pipe products for the Company that will significantly shorten the Company's delivery cycle. Huaye, as a leading structural and fencing piping products manufacturer, will distribute the Company's products to its customer base which consists of more than 500 construction and real estate developing companies.

Mr. Jiancong Huang, Chairman and Chief Executive Officer of ZK International, commented, "For over 18 years, Huaye has established itself as one of the leading manufacturers and suppliers of stainless steel structural and fencing piping products in the Northern and Eastern regions of China, particularly in Shandong Province. We are pleased to leverage our technological know-how with the Huaye partnership by assisting Huaye in its production line, re-tooling, and machine upgrades. As we are exploring potential broader cooperation with Huaye, we are optimistic that a geographically complementary and mutually beneficial relationship can be developed between the two parties."

About Shandong Huaye Group Co., Ltd.

Headquartered in Mengyin County, Shandong Province, Shandong Huaye Group Co., Ltd. ("Huaye") is a manufacturer and supplier of stainless steel coil/strip and pipe products with annual production capacity of 200,000 metric tons of stainless steel coil/strip and 100,000 metric tons of stainless steel pipe products. Since 2001, Huaye has been selling its stainless steel products that are widely used for kitchenware, architectural decoration, industrial manufacturing and many other areas both domestically and overseas in over 30 countries. More information about Huaya can be found at www.shandonghuaye.com.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 33 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the "Water Cube", and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but also to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company's filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

Tony Tian, CFA
Weitian Group LLC
Phone: +1 (732) 910-9692
Email: ttian@weitianco.com

SOURCE ZK International Group Co., Ltd.